SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Braemar Hotels & Resorts Inc.

CIK: 1574085

NAME OF PERSON RELYING ON EXEMPTION: Brancous LP1

ADDRESS OF PERSON RELYING ON EXEMPTION: 56A Mill St E #290, Acton, Ontario L7J 1H3, Canada

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

• Letter to Shareholders dated February 2, 2026

February 2, 2026

Fellow Shareholders,

We are writing to you as significant shareholders of Braemar Hotels & Resorts to express our deep concern regarding a critical issue that, in our view, is suppressing shareholder value at a decisive moment for the Company.

In August 2025, Braemar announced the initiation of a strategic sale process. Given the time that has elapsed since that announcement, it is reasonable to expect that indications of interest or preliminary proposals should now be emerging. Yet one structural issue threatens to undermine both the credibility and the economic outcome of this process: the Company’s termination agreements with its external manager and affiliated entities.

A Termination Framework That Distorts Value

Braemar is externally managed under an advisory agreement with Ashford Inc., which retains the unilateral right to extend that agreement for an additional ten-year term, exercisable by June 2026, with the renewed agreement commencing January 1, 2027. Absent such extension, the existing management agreement expires at the end of 2026.

Despite this looming expiration and renewal negotiation, the Board has approved termination payments totaling approximately $480 million payable to Ashford, plus an additional $25 million payable to Remington Hospitality.

These figures are extraordinary — and, in our view, economically unjustifiable.

The termination amount has been calculated by capitalizing not only the core advisory fee payable under the Ashford management agreement, but also a wide range of ancillary fees paid to Ashford-controlled subsidiaries, including fees related to mortgage brokerage, insurance brokerage, and other service arrangements.

Critically, these subsidiary service providers are not parties to long-term contractual arrangements with the Company. They are not bound by ten-year advisory agreements. They are service providers retained under ordinary-course arrangements that are renegotiable, replaceable, and terminable.

There is therefore no rational basis for multiplying these short-term, non-exclusive, and replaceable service fees into a massive termination payment.

There Is No Justification to Pay These Fees Today

If the Company is genuinely pursuing a sale, shareholders must ask a simple question:

Why would Braemar pay a $480 million termination fee today when the scope of that fee can be materially reduced in just a few months?

Only Ashford’s advisory agreement is subject to long-term renewal. The numerous subsidiary fees that have been swept into the termination calculation — including mortgage brokerage fees, insurance brokerage fees, and similar arrangements — can and should be renegotiated, excluded, or eliminated entirely as part of the upcoming renewal discussions.

There is no commercial logic, and no fiduciary justification, for locking shareholders into the most punitive termination structure possible before those negotiations occur.

To do so would voluntarily surrender the Board’s leverage at precisely the moment when that leverage is greatest.

The Board’s Fiduciary Duty Is Clear

The Board, acting through its independent directors, has both the authority and the fiduciary obligation to:

•Reassess which fees are legitimately subject to termination protection

•Exclude ancillary and conflicted subsidiary fees from any termination calculation

•Ensure that only the core advisory agreement — if any — is considered in termination economics

If the Board believes a transaction is in shareholders’ best interests, then the Board must first require Ashford to agree to a materially reduced termination framework that reflects economic reality rather than fee maximization.

Paying hundreds of millions of dollars to terminate services that are neither long-term nor indispensable would represent a clear failure to act in the best interests of shareholders.

What This Means for Shareholders

Braemar’s shares currently trade at approximately 30% of net asset value, based on our analysis. The termination framework is a key reason for this disconnect.

If termination economics were rationalized — and limited to true advisory services under long-term contract — the termination obligation could reasonably be reduced to no more than $150 million.

Under such a framework, we estimate that shareholders could realize up to $9.00 per common share through a combination of distributions and value realization — a transformative outcome relative to current market expectations.

Why This Matters Now

A strategic review cannot be credible if potential buyers are forced to price in termination payments that are both inflated and avoidable.

Proceeding with a sale while knowingly preserving an excessive and conflicted termination structure would suppress bids, distort negotiations, and transfer value from common shareholders to entrenched counterparties — even though those economics are imminently renegotiable.

This issue must be addressed before any transaction is concluded.

Our Position

Brancous LP1 does not oppose a strategic transaction. On the contrary, we believe Braemar’s portfolio represents extraordinary underlying value.

However, that value belongs to shareholders, not to a network of short-term service arrangements that have been improperly converted into permanent economic claims.

We urge the Board’s independent directors to:

•Reassess the termination agreement methodology

•Recognize that only the advisory agreement is long-term in nature

•Exclude ancillary and conflicted subsidiary fees from termination calculations

•Use the upcoming renewal negotiations to materially reduce termination economics

•Ensure that any strategic outcome maximizes value for common shareholders

We are publishing this letter to ensure transparency, accountability, and informed engagement among shareholders at a pivotal moment for the Company.

Sincerely,

Alejandro Malbran
Managing Partner
Brancous LP1